August 12, 2005
VIA FACSIMILE

C. Dean McLain
Chief Executive Officer
Western Power & Equipment Corp.
6407-B N.E. 117TH AVE
Vancouver, WA 98662

Re:	Western Power & Equipment Corp.
	Registration Statement on Form S-1
	Filed July 22, 2005
	File No. 333-126854
Annual Report for Fiscal Year Ended July 31, 2004 and
	Filed October 29, 2004
	Quarterly Report on Form 10-Q for the period ending April 30,
2005
	Filed June 14, 2005
	File Number 0-26230

Dear Mr. McLain:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please include a consent from your independent registered public accounting firm for each of the three years of your financial statements presented in your filing. Please also include a consent from your independent registered public accounting firm for each of the two years of financial statements for Arizona Pacific Materials,
LLC presented in your filing.

Cover Page of Prospectus

2. Please revise the first sentence on this page to read that the prospectus relates to the "resale" rather than "sale" of common shares.

3. Please clarify the statement here that the shares being registered are, in part, for certain persons "who will become" shareholders as well as footnote 6 to the fee table that some shares "consist of an additional 30% of the maximum number of shares issuable to certain selling shareholders." For instance, do these shares underlie options, notes, or warrants? Please clarify under what conditions the rights to these unissued shares were granted. Also, in the Summary and the Selling Stockholder sections, you refer to these shares as being registered but not offered. Please explain what you mean by "registered but not offered under any current arrangement."
We may have further comment.

Risks Relating to Our Current Financing Agreement, page 7

4. Please add a risk factor that discusses risks related to short-selling and its likely impact on the market price of your stock.

Selling Security Holders, page 37

5. Please describe here the material transactions and relationships between your company and each of the selling shareholders during the past three years. See Item 507 of Regulation S-K. Please briefly describe the transactions in which you issued the convertible securities or shares to be resold in materially complete terms, including the basic terms of all the issuance transactions, including the dates the transactions took place, the material terms of the transactions, the parties who participated in the transactions and the number of convertible securities or shares received by them.

6. Please revise your disclosures to identify the natural person or persons who have voting or investment control over the company`s securities that each non-reporting entity owns. See
Interpretation
4S.of Regulation S-K Item 507 in the March 1999 supplement of the manual of publicly available CF telephone interpretations.

7. Revise the selling shareholder table to include a line that shows the total number of shares to be offered in this prospectus.

Plan of Distribution, page 38

8. Please tell us whether any of the selling shareholders are broker-dealers or affiliates of broker-dealer. If any selling shareholder is a registered broker-dealer, it should be named as an underwriter.
If the selling shareholder is an affiliate of a registered broker-dealer, expand the prospectus to indicate whether it acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition it had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

9. We note the disclosure in the second full paragraph regarding the use of Rule 144 under the Securities Act. Please describe the requirements of Rule 144 in greater detail. For example, we note that selling security holders which acquired shares in the June 9, 2005 transaction have not held shares for more than one year.

10. Please revise this section to state that if an underwriter is used in the resale of the shares, you will file a post-effective amendment to disclose the name of the underwriter and discuss the material terms of any agreement.

11. Tell us what steps you have implemented to ensure that each of the selling stockholders will conduct the distribution in accordance with Regulation M. See paragraph (b)(7) of Rule 461.

Note 13. Subsequent Events, page F-12

12. We note that of the $32 million senior credit facility raised from the sale of debentures and a note, you have used $25.5 million to repay a credit and forbearance agreement with GE Commercial Distribution Finance Corporation and to pay off the purchase note of
Arizona Pacific Materials. Supplementally, please clarify whether you have received the remainder of the proceeds of the senior credit facility and/or whether the funds are in an escrow or other similar account controlled by you. Please file any escrow agreements or side letters as exhibits.

Recent Sales of Unregistered Securities, page II-1

13. We note that as part of the June 9, 2005 financing, you provided the purchasers of the debentures the right, through exercise of Series C Warrants, to purchase additional Series A Debentures and Warrants. Please disclose whether or not these additional Series A
Debentures and Warrants were ever issued. Given this right, it appears that the offering was a continuous private offering. Therefore, by registering the resale of some of the securities issued in the private placement to the debenture investors, you may have violated Section 5 of the Securities Act. A private offering must be completed before the resale of any of the securities offered and sold privately may be registered for resale. Supplementally, please provide us with an analysis which supports your apparent conclusion that the private placement was completed before you filed the registration statement and that you have complied with Section 5 of the Securities Act in connection with the offer of the additional Series A Debentures and Warrants.

Signatures

14. Please identify your principal accounting officer or controller.




Exhibits

15. Please file your legality opinion with your next amendment as we need time to review and possibly comment upon it.

Annual Report for Fiscal Year Ended July 31, 2004
Quarterly Reports on Form 10-Q for the periods ending April 30,
2005,
January 31, 2005, and October 31, 2004

Controls and Procedures

16. We note your citation to Exchange Act Rule 13a-15. However, disclosure controls and procedures are now defined in Exchange Act Rules 13a-15(e) and 15d-15(e). See SEC Release 33-8238, which became effective August 14, 2003. Please refer to the appropriate citations for the definitions in future filings.

17. We also note your statement in your quarterly reports that "no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected." Please confirm to us supplementally, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.
Please refer to Section II.F.4 of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in
Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>. Please note this guidance and make appropriate disclosures in your subsequent quarterly reports.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

      ?	should the Commission or the staff, acting pursuant to
delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      ?	the action of the Commission or the staff, acting
pursuant
to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      ?	the company may not assert staff comments and the
declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Craig Slivka, Staff Attorney at (202) 551-
3729,
or in his absence Lesli Sheppard, Senior Staff Attorney, at (202)
551-3708 with any other questions.

      							Sincerely,


      							Pamela A. Long
      							Assistant Director

CC:	Jay M. Kaplowitz
	(212) 980-5192
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C. Dean McLain
Western Power & Equipment Corp.
Page 1 of 5


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE